1-800-FLOWERS.COM, Inc.



May 19, 2006

United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549-0405

Attention:      William Choi
                Branch Chief
                Division of Corporation Finance

         Re:    1-800-FLOWERS.COM, Inc.
                Form 10-K for the Fiscal Year Ended July 3, 2005
                Filed September 15, 2005
                File No. 0-26841

Dear Mr. Choi:

     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "SEC") with respect to the above-referenced filing on Form 10-K of 1-800-FLOWERS.COM, Inc., a Delaware corporation (the "Company" or "1-800-FLOWERS.COM"), in your letter dated April 6, 2006 (the "Comment Letter") addressed to Mr. William E. Shea, Chief Financial Officer of the Company.

     We are writing to respond to the comments and, where appropriate, to show you what the applicable revisions will look like in future filings. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.


Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

Results of Operations, page 31
------------------------------

General
-------
   1. We note your response to comment 2 in our letter dated February 27, 2006 and the additional disclosure contained in your Form 10-Q for the three months ended January 1, 2006. We also note that you provide descriptions of all material increases and decreases in revenue and operating expenses. However, in circumstances where you describe material events or transactions or significant changes that materially affect the amount of reported income from continuing operations you should indicate the extent to which income was so affected as required by Item 303(a)(3) of Regulation S-K. Please do so in future filings.

         The Company concurs with this comment and will continue to provide disclosure which indicates the extent to which operating income from continuing operations was affected by material events or transactions or significant changes in the Company's continuing operations as required by Item 303(a)(3) of Regulation S-K.


Consolidated Financial Statements
---------------------------------

Note 1 - Description of Business, page F-6
------------------------------------------
   2. We note your response to comment 4 in our letter dated February 27, 2006. You indicate that you operate in one segment because your chief operating decision maker only regularly reviews consolidated operating results. However, you also indicated that your chief operating decision maker reviews consolidated sales and gross margin by product category and by fulfillment method. In addition, we note that the executive officers disclosed on page 24 include the President of The Plow & Hearth, Inc. and the President of Specialty Brands Division. Accordingly, it appears that you may be operating by product category. Please explain to us in detail how you determined that your segment reporting is consistent with the requirements of paragraphs 10 through 21 of SFAS 131. Provide us with an organizational chart showing all personnel involved in managing your organization at the executive and senior management levels, clearly indicating the name of the employee and the job function. Submit all reports, financial summaries, schedules, and information memorandum given to your chief operating decision maker and board of directors during the quarter ended January 1, 2006. We may have further comment after reviewing your response.

         The Company's Strategy, as stated in its Annual Report on Form 10-K, is to become the leading authority on thoughtful gifting, to serve an expanding range of our customers' celebratory needs, thereby helping our customers connect with the important people in their lives. The Company offers products for all of its customers' gifting needs, including fresh-cut flowers, floral arrangements and plants, popcorn, gourmet food and wine, home and garden merchandise and unique toys and games for children. Based upon its analysis of the requirements of paragraphs 10 through 21 of SFAS 131, the Company determined that it operates within one business segment, as a direct marketer of gift products to its customers, who can access the Company's offerings via the Internet, telephone, catalogs and retail stores.

         FAS 131 Paragraph 10 - 11:
         --------------------------
         FAS 131 defines an operating segment as a component of an enterprise:

          a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),
          b. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
          c. For which discrete financial information is available.


         While the Company tracks consolidated sales and gross margin by product category and by fulfillment method, which information crosses over individual brands as a result of brand integration (ie, the 1-800-flowers brand sells cookies manufactured by Cheryl & Co, and popcorn manufactured by The Popcorn Factory), James F. McCann, as the Company's chief operating decision maker ("CODM"), focuses his review of revenue and gross margin on a consolidated basis, and regularly reviews operating results at a consolidated level only. Mr. McCann does not review any operating expenses by brand, and they are not tracked by product category. Rather, Mr. McCann reviews operating results only on a consolidated basis, and makes his decisions as CODM on that basis.

         Daily Review: Mr. McCann reviews consolidated sales during holiday periods on a daily basis, and on a weekly basis during non-critical periods. The Daily Net Revenue Trend Analysis (Exhibit 2) consolidates daily sales by brand to create the "roll-up" report reviewed by Mr. McCann. Such reports are designed to forecast consolidated sales for the month based upon current trends in comparison to budget, and, in the instance of the Weekly Net Revenue Trend & Projection Report
         (Exhibit 3), include a consolidated management projection, which adjusts trends for known events and variances to budget (ie, changes in the timing of catalog circulation/e-mail drops). Variances from consolidated budgeted sales are reviewed on an exception basis by Mr. McCann with Mr. William E. Shea, Chief Financial Officer.

         Monthly Review: On a monthly basis, Mr. William E. Shea, Chief Financial Officer, meets with Mr. McCann to review Comparative Consolidated Statements of Operations (Exhibit 4) in comparison to budget and prior year. Variances are explained on an exception basis.

         Quarterly Review: On a quarterly basis, Mr. McCann approves the final earnings release (Exhibit 6) and the conference call script (Exhibit
         7). Earnings releases and conference call scripts, including potential "Q&A" responses, are drafted by the Company's VP of Investor Relations and Chief Financial Officer, and are presented to Mr. McCann for review and approval prior to the Company's earnings release and analyst conference calls. In preparation for and during his review of the final conference call script, Mr. Shea discusses the Company's operating performance with Mr. McCann on a consolidated basis, in relation to prior year and budget.

         The Company's external auditors are provided with a copy of our quarterly Financial Review (Exhibit 5) during their SAS 100 review of the Company's quarterly results prior to earnings release. A copy of the Financial Review is then provided to the Company's Audit Committee, and is verbally summarized by Mr. Shea during the Company's quarterly pre-earnings release audit committee meeting. The attendees at this meeting consist of Mr. Shea, certain of his direct reports, members of the Audit Committee, and the external auditor's audit partner and certain direct reports.

         During the Company's BOD meetings, Mr. Shea reviews the previous quarter's consolidated operating results. The full BOD, including Mr. McCann for the first time, receive copies of the same Financial Review, which includes the above referenced analysis of revenue and margin by product category and fulfillment method, previously presented to the Company's external auditors and Audit Committee.

         Prior to filing  the Company's Quarterly Reports on  Form 10-Q (Exhibit
         8) and Annual Reports on Form 10-K, Mr. McCann reviews the reports and discusses their contents with Mr. Shea.

         FAS 131 Paragraph 12 - 13:
         --------------------------
         Mr. James F. McCann is the Company's CODM. He is the Company's Chief Executive Officer, Chairman of the Board, founder and majority shareholder, owning approximately 55% of the outstanding capital stock of the Company and approximately 91% of the voting power. Mr. McCann is responsible for the Company's strategic direction and its operations. All significant operating decisions regarding allocation of resources, brand image and marketing, product line introduction, product fulfillment and corporate policy must be approved and authorized by Mr. McCann.

         Mr. McCann has four direct reports: Christopher G. McCann, the Company's President and a Director, William E. Shea, the Company's Senior Vice President of Finance and Administration, Treasurer and Chief Financial Officer, Gerard M. Gallagher, the Company's Senior Vice President of Business Affairs, General Counsel and Corporate
         Secretary, and Mary McCormack, Vice President of Corporate Development, all of whom, including Mr. McCann, have compensation aligned to the consolidated operating results of the Company.

         Mr. McCann, through briefings by his direct reports and visits to the Company's locations, reviews consolidated financial results, approves all significant operating decisions, establishes strategic direction, and assesses performance at a consolidated level. Refer to attached organization chart (Exhibit 1).

         FAS 131 Paragraph 14-15:
         ------------------------
         As the Company operates under one segment, as a direct marketer of gift products, the Company does not have segment managers. As evidenced by the attached organization chart (Exhibit 1), none of the Presidents of the Company's subsidiaries report to Mr. James McCann, our CODM. In addition, not all subsidiaries have Presidents, and those that have Presidents are not directly accountable to, nor do they maintain regular contact with Mr. James McCann.


         FAS 131 Paragraph 16-21:
         ------------------------
         As the Company believes that it operates under one segment, paragraphs 16-21 are not applicable.

         Attached to this response, please find copies of our organizational chart (Exhibit 1), and all reports, financial summaries, schedules, and information memorandum given to Mr. McCann in his capacity as our chief operating decision maker and to the board of directors during the quarter ended January 1, 2006 (Exhibits 2-8):

              o  Exhibit 1 - Organizational Chart
              o  Exhibit 2 - Daily Net Revenue Trend Analysis
                 As of November 13, 2005
              o  Exhibit 3 - Weekly Net Revenue Trend & Projection Report
                 As of November 13, 2005
              o Exhibit 4 - Comparative Consolidated Statements of Operations Month ended November 27, 2005
              o  Exhibit 5 - Financial Review - Quarter ended October 2, 2005
              o Exhibit 6 - Earnings release - October 27, 2005 - Fiscal 2006 First Quarter Results
              o Exhibit 7 - Earnings conference call script (including Q&A prep) - October 27, 2005
              o  Exhibit 8 - Form 10Q - Three months ended October 2, 2005

         In summary, Mr. James McCann is the Company's CODM. As Chief Executive Officer, Chairman of the Board, founder and majority stockholder, he is responsible for all of the Company's strategic direction and operating decisions. As CODM, Mr. McCann regularly reviews only consolidated operating results. As such, the Company concluded that it operates within one business segment, as a direct marketer of gift products.

Inventories, page F-6
---------------------
   3. We note your response to comment 5 in our letter dated February 27, 2006. Please also tell us and disclose in future filings the nature of the costs capitalized in inventories.

         The Company provided the following disclosure of the nature of the costs capitalized in inventories in its Form 10-Q for the quarter ended April 2, 2006, and will continue to do so in future filings:

         The Company's inventory, stated at cost, which is not in excess of market, includes purchased and manufactured finished goods for resale, packaging supplies, raw material ingredients for manufactured products and associated manufacturing labor, and is classified as follows:

                                                         April 2,      July 3,
                                                          2006          2005
                                                       -------------------------
                                                              (in thousands)

         Finished goods                                  $38,315       $21,094
         Raw materials                                     4,982         7,581
                                                       -----------   -----------
                                                         $43,297       $28,675
                                                       ===========   ===========


Revenue Recognition, page F-8
-----------------------------
   4. We note your response to comment 7 in our letter dated February 27, 2006. Please tell us why you believe it is appropriate to recognize revenue on orders shipped via common carrier upon shipment. In doing so, tell us your standard FOB shipping terms.

         The Company provides same-day, next day and standard ground delivery options from which its customers select an appropriate fulfillment method, based upon their gifting needs. The customer, having already made a fixed commitment to purchase the goods, determines the applicable delivery date, and priority of transport method based upon the timing of their gifting occasion. Once goods are transferred to the common carrier, the Company will have already completed all of its specific performance obligations, at which point, risk of product loss lies with the common carrier. The Company's shipping terms are FOB shipping point, and the Company maintains appropriate reserves for refunds and returns, in accordance with its 100% satisfaction guarantee, determined based upon historical data.

Please contact the undersigned at (516) 237-4928 should you require additional information or have any questions.

                                       Very truly yours,

                                       /s/ William E. Shea
                                       ----------------------------------
                                       William E. Shea
                                       Chief Financial Officer
                                       Senior Vice President, Finance and
                                       Administration



cc:  William Hartnett: Cahill Gordon & Reindel LLP
     Christopher Cox:  Cahill Gordon & Reindel LLP